Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces

Second Quarter 2012 Results

ZHENGZHOU, China, Aug. 15, 2012 /PRNewswire-Asia-FirstCall/ — China Gerui Advanced Materials Group Limited (CHOP) ("China Gerui," or the "Company"),  a leading high precision, cold-rolled steel producer in China, today announced unaudited financial results for the three and six months ended June 30, 2012.

"We achieved reasonable revenue and cash flow generation in the second quarter of the year despite a very weak pricing environment and challenging domestic market conditions," said Mr. Mingwang Lu, Chairman and Chief Executive Officer. "Our second quarter saw further utilization of our 250,000 tons of chromium-plating capacity, and a steady ramp-up of production from our recently added highly specialized cold-rolled steel capacity."

"We will closely monitor the macroeconomic conditions in China and seek to diversify our customer base by exploring new export markets as well as by enriching our product base and expanding the range of our end-use products and materials," Mr. Lu continued. "We believe that the adoption of a wider customer base fits our strategy of being a high-end global steel producer and enables us to fully optimize our new capacity and specialized value-added capabilities."

Second Quarter 2012 Results

Revenue decreased 10.8% to $76.8 million in the second quarter of 2012 from $86.1 million in the second quarter of 2011.  The decrease in revenue was primarily due to an, 18.2% decrease in the Company's average selling price of $821 per ton for the second quarter of 2012 as compared to an average selling price of $1,004 for the same period of 2011 partially offset by a 9.2% increase in sales volume to approximately 93,500 tons for the second quarter of 2012 as compared to approximately 85,600 tons for the same period of 2011.

Gross profit decreased 16.0% to $19.8 million in the second quarter of 2012 from $23.6 million in the same period of 2011.  Gross margin was 25.8% in the second quarter of 2012 compared to 27.4% in the same period of 2011.  The decrease in gross margin was due to market driven price declines and an associated profit margin contraction as China's economic growth continued to slow in 2012, as well as the testing associated with the continued ramp-up and improved precision production of the added 100,000-ton wide-strip production line.

Operating income decreased 19.5% to $16.8 million in the second quarter of 2012, or 21.9% of revenue, from operating income of $20.8 million, or 24.2% of revenue, in the same period of 2011.  The decrease in operating income in the second quarter 2012 as compared to operating income in the comparable year-ago period is primarily due to the corresponding decrease in gross profit and relatively higher operating expenses as a percent of revenue in the second quarter of 2012 compared to the same period of 2011.

Net income was $10.3 million in the second quarter of 2012, or $0.18 per fully diluted share, compared to $14.0 million, or $0.24 per fully diluted share in the same period of 2011.

Financial Condition

As of June 30, 2012, the Company had $282.8 million in unrestricted cash and an additional $144.9 million in restricted cash, as compared to $246.6 million and $118.1 million, respectively, as of December 31, 2011. Working capital was $170.5 million as of June 30, 2012, compared to $142.5 million as of fiscal year end 2011. The Company's short-term debt consisted of notes payable and term loans that totaled $293.1 million as of June 30, 2012, compared to $249.1 million as of December 31, 2011.  The Company has no long-term debt.  Shareholders' equity was $319.3 million as of June 30, 2012 as compared to $298.4 million as of December 31, 2011.  The net cash provided by operating activities for the six months ended June 30, 2012 was $25.0 million compared to net cash provided by operating activities of $40.6 million in the same period of 2011.

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Recent Developments

During the second quarter of 2012, the Company had repurchased 246,203 ordinary shares at an average price of $2.32 per share for a total repurchase price of approximately $0.57 million.  Since the launch of its share repurchase program in April 2011, and as of June 15, 2012, the Company had repurchased a total of 1,423,101 ordinary shares at an average price of $3.58 per share for a total repurchase price of approximately $5.1 million.

On July 23, 2012, the Company's China-based subsidiary, Henan Green Complex Materials Co., Ltd., was ranked 13th amongst the  top 100 China packaging companies (which includes metal, paper, plastic, packaging machinery, etc.) for its industry leading metal packaging materials by the China Packaging Federation.

2012 Guidance Revision

As previously announced, for the year of 2012 China Gerui has decreased its revenue guidance to be in the $290 million to $305 million range, below its previously announced revenue guidance range of $395 million to $410 million.  The Company has also lowered its earnings per share guidance range for 2012 to $0.75 to $0.85 per share, below its previously announced guidance range of $1.32 to $1.37 per share.

Business Update

In the second quarter of 2012, the Company experienced a contraction in its average selling price relative to previous quarters as the steady deterioration of steel prices over the last twelve months have led to a decrease in the Company's average selling price.  The Company notes that iron ore prices, from which the Company's raw material of hot-rolled steel coil is derived, have steadily decreased over the last year from a spot price of $172.98 per metric ton in September of 2011 to a price of $127.94 per metric ton as of July 2012, a drop of 26.0%.  Through various manufacturing processes, the Company processes hot rolled steel coil and converts it into high precision cold-rolled wide and narrow strip steel products that is customized according to customer specifications.  The currently challenging pricing environment has caused the Company to offer price discounts to its customers.  This, in combination with the continued testing of new wide-strip capacity coming online, resulted in a lower average selling price and a decrease in the Company's gross profit margin for the second quarter.

Given current conditions, the Company found it necessary to revise its guidance for the year 2012.  We plan upon adapting our strategic focus so as to effectively compete in our market segment despite a macroeconomic environment reflective of slowing consumer demand, competitive industry participants and declining raw material prices. However, during the second quarter the Company was able to successfully sustain its sales volume levels and we are intent upon optimizing our product mix as well as maintaining our reputation for quality products and top-notch service with both current and future customers.

In terms of the current competitive environment, growth in the Chinese economy has continued to slow which has caused large Chinese steel companies to continue to cut prices throughout the domestic steel sector.  However, among the strategies that the Company is deploying to address this trend, China Gerui is intent upon diversifying its revenue by proactively pursuing global market opportunities and penetrating the high-end cold-rolled steel sector worldwide.  As a step in this direction, the Company had announced that it began to export its high end specialized steel products to customers located in Turkey and India in the second quarter.  Further, China Gerui recently announced that it received a purchase order from a leading U.S. packaging company for its high precision cold-rolled steel strip products.  We note that the purchase order is for testing and trial purposes by the customer, which is a fairly standard buying procedure, and while not immediately having a material impact on operating results the Company believes that the purchase order will lead to regular and continuous orders going forward.  We believe that the testing of the Company's new wide-strip specialized production lines has resulted in an increasing proportion of our capacity having reached its design specifications, which has improved our prospects for procuring new business domestically as well as internationally.

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As previously announced, the Company completed its addition of 100,000 tons of annual cold-rolled steel production capacity during the first quarter of 2012 as part of Phase II of its capacity expansion plan. The Company's total production capacity now totals 500,000 tons of specialized wide- and narrow-strip cold-rolled steel, of which 400,000 tons are fully operational.  The Company believes that its overall utilization of its 400,000 tons of fully operational cold-rolled wide- and narrow-strip steel production capacity is approximately 83%, reflecting a gradual increase in utilization consistent with the Company's quality control standards. The Company's chromium-plating production lines, which can accommodate a total of 250,000 tons of either narrow-strip or wide-strip specialized steel, are fully operational as of the second quarter of 2012 and are running at a 55% utilization rate. The addition of 100,000 tons of annual cold-rolled steel capacity in the first quarter of 2012 is undergoing further testing and refinement, and this facility is expected to start normal operation in the third quarter of 2012.

"Although the rest of 2012 continues to look challenging, we are confident that our current strategies will enable us to weather current market conditions and succeed in our specialized steel segment in the long-term," Mr. Lu concluded. "We are intent upon executing upon our new initiatives so as to leverage the new capabilities and technologies that we have in place as well as those currently being developed."

Conference Call Information

The Company will also host a conference call at 10:00 am ET (10:00 pm Beijing Time) on Wednesday, August 15, 2012.

Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 17679169.

A replay of the conference call will be available for 14 days starting from 1:00 pm ET on Wednesday, August 15, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 17679169.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

- Financial Tables Follow –

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	June 30, 2012	December 31, 2011
	(Unaudited)
Assets
Current assets
Cash	$282,839,734	$246,600,917
Certificates of Deposit	4,407,366	-
Restricted cash	144,919,349	118,130,253
Accounts receivable, net	3,650,479	6,382,630
Notes receivable	487,958	568,328
Inventories	23,516,373	24,463,142
Prepaid purchases	75,708,442	45,805,423
Prepaid expenses and other deposits	2,608,815	385,131
Other receivables	1,627,987	2,850,601
Total current assets	539,766,503	445,186,425
Non-current assets
Property, plant and equipment, net	116,543,774	122,695,246
Land use right, net	13,507,107	13,807,056
Intangible asset, net	13,705	-
Deposit on acquisition of future land use right	12,592,475	12,710,719
Other receivable	2,981,029	3,499,083
Certificates of deposit	3,148,118	3,177,679
Total non-current assets	148,786,208	155,889,783
Total assets	$688,552,711	$601,076,208
Liabilities and stockholders' equity
Current Liabilities
Accounts payable	$34,274,073	$8,074,432
Notes payable	246,182,905	204,880,916
Term loans	46,906,973	44,169,751
Land use right payable	1,391,857	1,404,926
Income tax payable	8,717,795	5,458,482
Customers deposits	17,907,842	23,383,849
Accrued liabilities and other payables	13,888,446	15,276,016
Total current liabilities	369,269,891	302,648,372
Total liabilities	369,269,891	302,648,372
Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value; 59,433,828 shares issued, 58,010,727 and 58,256,930 shares outstanding as of June 30, 2012 and Dec. 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,423,101 shares and 1,176,898, as of June 30, 2012 and December 31, 2011	(5,088,240)	(4,516,744)
Retained earnings	161,428,843	137,142,958
Accumulated comprehensive income	15,593,155	18,452,560
Total stockholders' equity	319,282,820	298,427,836
Total liabilities and stockholders' equity	$688,552,711	$601,076,208

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenue	$76,783,963	$86,091,053	$145,473,530	$148,767,412
Cost of revenue	(56,975,825)	(62,516,645)	(104,172,570)	(107,230,000)
Gross Profit	19,808,138	23,574,408	41,300,960	41,537,412
Operating expenses:
General and administrative expenses	(2,511,170)	(2,477,658)	(4,880,531)	(4,392,955)
Selling and marketing expenses	(506,711)	(251,364)	(613,797)	(559,498)
Warrant compensation expenses	-	-	-	(5,700,000)
Total operating expenses	(3,017,881)	(2,729,022)	(5,494,328)	(10,652,453)
Operating income	16,790,257	20,845,386	35,806,632	30,884,959
Other income and (expense):
Interest income	624,578	690,156	1,250,829	945,729
Interest expenses	(2,028,459)	(1,970,324)	(3,059,376)	(4,809,406)
Sundry income	24,911	29,095	183,648	41,052
Income before income taxes	15,411,287	19,594,313	34,181,733	27,062,334
Income tax expense	(5,136,010)	(5,551,183)	(9,895,848)	(9,023,980)
Net income	10,275,277	$14,043,130	24,285,885	$18,038,354
Earnings per share
- Basic	$0.18	$0.24	$0.42	$0.33
- Diluted	$0.18	$0.24	$0.42	$0.33
Weighted average common shares outstanding
- Basic	58,203,179	59,217,040	58,230,054	54,197,375
- Diluted	58,203,179	59,217,040	58,230,054	54,197,375

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CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2012	2011
Cash flows from operating activities:
Net income	$24,285,885	$18,038,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	5,445,665	2,273,275
Amortization of land use right	164,662	159,388
Amortization of intangible asset	2,730	-
Changes in assets and liabilities:
Accounts receivable, net	2,688,177	(409,990)
Notes receivable, net	75,515	-
Inventories	723,341	(3,122,522)
Prepaid expenses and other deposits	(2,240,101)	331,944
Prepaid purchases	(30,503,908)	618,368
Other receivables	143,083	1,130,291
Accounts payable	26,426,165	9,288,625
Income tax payable	3,329,166	313,259
Customers deposit	(5,288,776)	5,234,463
Accrued liabilities and other payables	(276,963)	6,766,436
Net cash provided by operating activities	24,974,641	40,621,891
Cash flows from investing activities:
Cash paid for property, plant and equipment	(1,646,177)	(32,919,079)
Payment of purchases of land use right	-	(8,964,693)
Payment of purchases intangible asset	(16,435)	-
Advance to unrelated third party	(3,689,485)	-
Repayment of advance to unrelated third party	5,237,692	-
Investment in certificates of deposit	(4,432,764)	-
Changes in restricted cash	(28,048,733)	(20,968,953)
Net cash used in investing activities	(32,595,902)	(62,852,725)
Cash flows from financing activities:
Repayment of term loans	(14,248,171)	(24,290,245)
Proceeds from term loans	17,414,432	12,457,400
Proceeds received from exercise of warrants	-	66,473,875
Proceeds from notes payable, net	43,456,923	54,069,151
Purchase of treasury stock	(571,496)	(2,980,227)
Net cash provided by financing activities	46,051,688	105,729,954
Net increase in cash	38,430,427	83,499,120
Effect on change of exchange rates	(2,191,610)	1,876,975
Cash as of January 1	246,600,917	119,477,298
Cash as of June 30	$282,839,734	$204,853,393
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest paid	$3,153,604	$4,596,166
Income tax paid	$6,566,682	$8,710,721

See notes to financial statements.

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